Exhibit 99.18

GRANDE WEST TRANSPORTATION GROUP INC.

Unaudited Interim Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

Grande West Transportation Group Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, expressed in Canadian Dollars)

	Note	March 31, 2020	December 31, 2019
		$	$
Current Assets
Cash and cash equivalents		2,960,071	757,261
Restricted cash		356,616	356,616
Trade and other receivables		3,474,044	9,199,646
Inventory	3	17,583,073	19,303,162
Prepaids and deposits		2,263,400	1,203,744

		26,637,204	30,820,429
Long-term Assets
Intangible assets		1,471,182	1,551,333
Property and equipment		4,536,615	4,532,699

		32,645,001	36,904,461

Current Liabilities
Accounts payable and accrued liabilities		6,919,198	7,889,908
Credit facility	4	3,368,843	5,849,682
Current portion of deferred revenue	5	1,290,995	1,281,364
Current portion of provision for warranty cost	6	1,111,959	1,403,792
Current debt facilities	7	2,473,272	1,960,503
Current portion of other long-term liabilities		228,570	226,003

		15,392,837	18,611,252

Long-term Liabilities
Other long-term liabilities		330,818	388,931
Provision for warranty cost	6	101,880	142,833
Deferred revenue	5	1,119,016	1,101,936

		16,944,551	20,244,952

Shareholders’ Equity (Deficiency)
Share capital	8	37,960,415	37,136,584
Contributed surplus	8	2,317,672	2,384,204
Accumulated other comprehensive loss		(2,595)	(16,389)
Deficit		(24,575,042)	(22,844,890)

		15,700,450	16,659,509

		32,645,001	36,904,461

COMMITMENTS (Note 12)

Approved on behalf of the Board:

/s/“William R. Trainer”	/s/“Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

Grande West Transportation Group Inc.
Interim Condensed Consolidated Statements of Loss
(Unaudited, expressed in Canadian Dollars)

		For the three months	For the three months
		ended March 31,	ended March 31,
	Note	2020	2019
		$	$
Revenue
Bus sales	11	2,714,052	4,580,723
Other	11	1,253,931	1,152,311
		3,967,983	5,733,034

Cost of sales	3	(3,875,751)	(4,392,950)

Gross margin		92,232	1,340,084

Expenses
Sales and administration		1,457,244	1,590,323
Stock-based compensation		80,542	221,250
Amortization		158,447	153,443
Interest and finance costs	4,7	186,159	176,031
Foreign exchange gain		(60,008)	(120,563)

		1,822,384	2,020,484

Net loss		(1,730,152)	(680,400)

(Loss) earnings per share
Basic		(0.02)	(0.01)
Diluted		(0.02)	(0.01)

Weighted average number of common shares outstanding
Basic		75,045,027	71,990,663
Diluted		75,272,984	72,632,502

See accompanying notes to the consolidated financial statements

Grande West Transportation Group Inc.

Interim Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, expressed in Canadian Dollars)

	For the three months	For the three months
	ended March 31, 2020	ended March 31, 2019
	$	$
Net loss	(1,730,152)	(680,400)

Other comprehensive loss
Items that may be reclassified subsequently to net loss

Exchange differences on translation of foreign operations	13,794	—

Total other comprehensive income	13,794	—
Total comprehensive (loss)	(1,716,358)	(680,400)

See accompanying notes to the consolidated financial statements

Grande West Transportation Group Inc.

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited, expressed in Canadian Dollars)

					Accumulated
					Other
		Number of		Contributed	Comprehensive		Total Shareholders’
	Note	Shares	Share Capital	Surplus	Income	Deficit	Equity (Deficiency)

			$	$	$	$	$
Balance, December 31, 2018		73,760,409	35,981,664	2,773,865	—	(17,859,481)	20,896,048
Issuance of shares – stock options exercised	8.2 (c)	250,000	177,919	(52,919)	—	—	125,000
Issuance of shares – RSU vested	8.2 (d)	460,000	933,800	(933,800)	—		—
Stock-based compensation	8.4-8.5	—	—	221,250	—	—	221,250
Net loss		—	—	—	—	(680,400)	(680,400)
Balance, March 31, 2019		74,470,409	37,093,383	2,008,396	—	(18,539,881)	20,561,898

Balance, January 1, 2020		74,530,409	37,136,584	2,384,204	(16,389)	(22,844,890)	16,659,509
Issuance of shares – convertible debt exercised	8.2 (a)	1,837,736	751,831	(144,400)	—	—	607,431
Issuance of shares – RSU vested	8.2 (b)	100,000	72,000	(72,000)	—	—	—
Warrants	8.3	—	—	69,326	—	—	69,326
Stock-based compensation	8.4-8.5	—	—	80,542	—	—	80,542
Other comprehensive loss		—	—	—	13,794	—	13,794
Net loss		—	—	—	—	(1,730,152)	(1,730,152)
Balance, March 31, 2020		76,468,145	37,960,415	2,317,672	(2,595)	(24,575,042)	15,700,450

See accompanying notes to the consolidated financial statements

Grande West Transportation Group Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, expressed in Canadian Dollars)

		Three months ended	Three months ended
	Note	March 31, 2020	March 31, 2019
		$	$
OPERATING ACTIVITIES
Net loss for the year		(1,730,152)	(680,400)
Items not involving cash:
Amortization		245,417	252,174
Foreign exchange (gain) loss		(108,721)	25,580
Interest and finance costs		186,159	176,031
Stock-based compensation	8	80,542	221,250
		(1,326,755)	(5,365)
Changes in non-cash items:
Trade and other receivables		5,574,874	1,002,678
Inventory	3	1,901,165	(2,186,046)
Prepaids and deposits		(1,059,656)	410,042
Accounts payable and accrued liabilities		(1,023,867)	(3,256,057)
Warranty provision	6	(342,803)	(198,901)
Cash from (used in) operating activities before
interest paid		3,722,958	(4,233,649)
Interest paid		(128,080)	(60,458)
Cash from (used in) operating activities		3,594,878	(4,294,107)

INVESTING ACTIVITIES
Intangible assets		—	(17,193)
Purchase of property and equipment		(139,530)	—
Restricted cash		—	(276)
Cash (used in) investing activities		(139,530)	(17,469)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	8	—	125,000
(Repayments) proceeds of credit facility	4	(2,480,839)	1,866,917
Proceeds from current debt facilities	7	1,219,000	—
Repayment of current debt facilities	7	(30,973)	(77,322)
Repayment of convertible debt	7	(12,000)	—
Repayment of long-term loans		(61,066)	(61,996)
Cash (used in) from financing activities		(1,365,878)	1,852,599
Effect of foreign exchange rate on cash		113,340	(25,580)
Increase (decrease) in cash and cash equivalents		2,202,810	(2,484,557)
Cash and cash equivalents, beginning		757,261	2,732,437
Cash and cash equivalents, ending		2,960,071	247,880

See accompanying notes to the consolidated financial statements

Grande West Transportation Group Inc.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended March 31, 2020 and March 31, 2019
(Unaudited, expressed in Canadian Dollars)

1.    NATURE OF OPERATIONS

During the three months ended March 31, 2020, COVID-19 was announced as a global pandemic. As a result of global volatility the Company has put in place business continuity plans to adapt to evolving market conditions. The Company is currently working with its financial institution to ensure credit lines remain active with sufficient access to capital. Even after taking into consideration the negative effects of the current COVID-19 pandemic on our delivery schedule, the Company has determined that there is no change in the Company’s conclusion about  its ability to continue as a going concern. However, the duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

2.     BASIS OF PRESENTATION

i)	Intercompany balances and transactions, and any unrealized gains arising from intercompany transactions, were eliminated in preparing the consolidated financial statements.

a)	Statement of compliance

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.

The consolidated financial statements were authorized for issue by the Board of Directors on May 26, 2020.

b)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value.

c)     Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 6 as well as the audited consolidated financial statements for the year ended December 31, 2019.

3.     INVENTORY

	March 31,2020	December 31, 2019
	$	$
Finished goods	14,226,648	14,336,356
Works in progress - buses	1,102,897	2,486,988
Parts for resale	2,253,528	2,479,818
Total Inventory	17,583,073	19,303,162

As at March 31, 2020 and December 31, 2019, finished goods inventory consisted of the costs of fully assembled buses, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 4.

During the three months ended March 31, 2020, the Company recognized $2,989,621 as the cost of inventory for direct materials included as an expense in cost of sales (March 31, 2019 - $3,400,460).

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Grande West Transportation Group Inc.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended March 31, 2020 and March 31, 2019
(Unaudited, expressed in Canadian Dollars)

4.     CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with a financial institution for a maximum amount of $20 million. The terms of the agreement were amended during the three months ended March 31, 2019, to reduce the interest rate and extend the term to October of 2020. The credit facility bears interest of 0.75% plus Royal Bank Prime rate on Canadian loans and US Prime rate plus 0.75% on US loans. The facility is secured by way of a general security agreement over all assets of the Company.

As at March 31, 2020, the Company had drawn $3,368,843 on this facility, comprised of $3,368,843 in Canadian funds and $nil in US funds.

Per the terms of the credit facility, the Company must maintain a consolidated 12 month rolling fixed charge coverage ratio. The financial institution has waived the covenant until July 31, 2020.

5.     DEFERRED REVENUE

		March 31, 2020	December 31, 2019
		$	$
Future delivery of buses	(a)	2,410,011	2,383,300
Less: Current Portion		1,290,995	1,281,364
Long-term portion of deferred revenue		1,119,016	1,101,936

a)	The Company has recognized deferred revenue and an intangible asset in relation to an agreement with a customer to provide future delivery of 8 buses. During the three months ended March 31, 2020, the company recognized $26,711 in interest expense related to the deferred revenue.

6.     PROVISION FOR WARRANTY COST

The Company provides bumper to bumper warranties coverage for the first two years on specified components, with the exception of normal wear and tear.

During the three months ended March 31, 2020, the Company recorded warranty expense of $66,323 (March 31, 2019 - $135,000) as part of its cost of sales in connection with sales completed during the three months. During the three months ended March 31, 2020, $148,713 (March 31, 2019 - $325,768) of warranty costs have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2018	2,373,982

Additions	527,500
Warranty claims applied	(1,418,037)
Change in estimate of warranty provision	63,180
Balance at December 31, 2019	1,546,625

Additions	66,323
Warranty claims applied	(148,713)
Change in estimate of warranty provision	(260,554)
Foreign exchange change in estimate	10,158
Balance at March 31, 2020	1,213,839
Less: Current portion	1,111,959
Long-term portion of warranty provision	101,880

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Grande West Transportation Group Inc.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended March 31, 2020 and March 31, 2019
(Unaudited, expressed in Canadian Dollars)

7.     CURRENT DEBT FACILITIES

		March 31, 2020	December 31, 2019
		$	$
Unsecured debentures	(a)	1,642,379	—
Private loan	(b)	810,000	1,300,000
Convertible debt	(c)	—	608,637
Property and Commercial Insurance Loan	(d)	20,893	51,866
		2,473,272	1,960,503

a)	On March 20, 2020, the Company issued $1,750,000 in unsecured debentures with a maturity 12 months from the date of issue. The debentures were issued at a discount of 2% and include 10% annual interest paid at maturity; the Company incurred borrowing costs of $110,326 and the debt has an effective interest rate of 16%. During the three months ended March 31, 2020, the Company incurred $7,979 in interest expense on this loan, of which $5,274 is included in accounts payable and accrued liabilities at March 31, 2020

In connection with the issuance, the Company also issued 1,050,000 warrants to purchase common shares at an exercise price of $0.38 per share, the value of these warrants were incorporated in the transaction costs of $110,326 referenced above. The warrants expire 12 months from the date of issue. In the event of default, the debt holder holds the right to convert into common shares at $0.38 per share.

b)	The loans bear annual interest at a rate of 10%. During the three months ended March 31, 2020, the Company incurred $32,411 (March 31, 2019 - $95,533) in interest expense on this loan, of which $11,041 (March 31, 2019 - $nil) is included in accounts payable and accrued liabilities at March 31, 2020. During the three months ended March 31, 2020, the Company repaid $490,000 of this debt.

c)	On March 12, 2020, the Company issued 1,818,181 shares on the conversion of $600,000 in principal of the outstanding convertible debt. Principal of $12,000 was repaid and the remaining $12,349 is included in accounts payable and accrued liabilities at March 31, 2020.

d)	On June 1, 2019, the Company renewed an insurance loan for a value of $121,607. The loan bears annual interest of 7.4% with monthly principal payments of $10,584.

8.     SHARE CAPITAL

8.1	Authorized: Unlimited number of common shares without par value

8.2	Issued and Outstanding Common Shares:

The details for the common share issuances during the three months ended March 31, 2020 are as follows:

a.	During the three months ended March 31, 2020, 1,837,736 shares were issued on settlement of the convertible debt of $607,431.

b.	During the three months ended March 31, 2020, 100,000 RSU’s were exercised for gross proceeds of $nil.

The details for the common share issuances during the three months ended March 31, 2019 were as follows:

c.	During the three months ended March 31, 2019, 250,000 stock options were exercised by employees of the Company at an average exercise price of $0.50 for gross proceeds of $125,001.

d.	During the three months ended March 31, 2019, 460,000 RSU’s were exercised for gross proceeds of $nil.

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Grande West Transportation Group Inc.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended March 31, 2020 and March 31, 2019
(Unaudited, expressed in Canadian Dollars)

8.    SHARE CAPITAL (Continued)

8.3  Share Purchase Warrants

A summary of the Company’s share purchase warrants are as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
$
Outstanding, December 31, 2018	—	—
Issued	—	—
Forfeited	—	—
Exercised	—	—
Outstanding, December 31, 2019	—	—

Issued	1,050,000	0.38
Forfeited	—	—
Exercised	—	—
Outstanding, March 31, 2020	1,050,000	0.38

During the three months ended March 31, 2020, the Company issued 1,050,000 warrants as part of a debt agreement (Note 7) with an exercise price of $0.38. The warrants expire 12 months from the date of issue.

8.4   Directors, Consultants, and Employee stock options

The Company has adopted a stock option plan for which options to acquire up to 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, stock options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

During the three months ended March 31, 2020, the Company recognized $61,084 (2019 - $166,706) on the grant and vesting of options to directors, consultants and employees.

8.5  Restricted Share Units

Pursuant to the Company’s Restricted Share Unit (“RSU”) Incentive Plan approved by the board of directors of the Company on June 8, 2015, restricted share units to acquire common shares of the Company may be granted to specified service providers of the Company in accordance with the terms and conditions of the plan.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

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Grande West Transportation Group Inc.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended March 31, 2020 and March 31, 2019
(Unaudited, expressed in Canadian Dollars)

8.     SHARE CAPITAL (Continued)

A summary of the Company’s RSUs are as follows:

Number of RSUs

Outstanding, December 31, 2018	460,000
Issued	290,000
Forfeited	(130,000)
Vested	(520,000)
Outstanding, December 31, 2019	100,000
Issued	—
Forfeited	—
Vested	(100,000)
Outstanding, March 31, 2020	—

On January 16, 2019 the Company issued 290,000 RSU’s to directors and officers of the Company that vest after meeting certain performance criteria. At March 31, 2020, there were nil RSUs outstanding (March 31, 2019 – 290,000). During the three months ended March 31, 2020, the Company recorded $nil (March 31, 2019 - $54,545) as stock-based compensation for the fair value of the RSUs issued.

8.6   Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors of the Company on July 8, 2018, deferred share units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting, the DSUs vest on the board members separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2018	—
Issued	69,802
Outstanding, December 31, 2019	69,802

Issued	40,537
Outstanding, March 31, 2020	110,339

On January 1, 2020 the Company issued 40,537 DSUs to board members of the Company that vest upon the board members separation date from the board of directors.

On April 1, 2019 the Company issued 17,959 DSUs to board members of the Company that vest upon the board members separation date from the board of directors.

On July 1, 2019 the Company issued 24,163 DSUs to board members of the Company that vest upon the board members separation date from the board of directors.

On October 1, 2019 the Company issued 27,680 DSUs to board members of the Company that vest upon the board members separation date from the board of directors.

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Grande West Transportation Group Inc.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended March 31, 2020 and March 31, 2019 (Unaudited, expressed in Canadian Dollars)

8.     SHARE CAPITAL (Continued)

At March 31, 2020, there were 110,339 DSUs outstanding (March 31, 2019 – nil). During the three months ended March 31, 2020, the Company recorded $19,458 (March 31, 2019 - $nil) as stock-based compensation for the fair value of the DSUs issued.

9.     RELATED PARTY BALANCES AND TRANSACTIONS

Key Management includes personnel having the authority and responsibility for planning, directing and controlling the Company and includes the directors and executive officers.

Expenses incurred to Key Management are:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Salaries and Benefits	256,560	424,927
Directors’ fees	13,344	32,545
Rent (a)	54,626	—
Share-based compensation	73,059	207,489
	397,589	664,961

a)	During the three months ended March 31, 2020 the Company paid $53,250 in rent to a company owned by a director. $54,626 was recognized as depreciation and interest expense on the lease.

During the three months ended March 31, 2019 rent in the amount $nil has been paid by the Company to a company with a common director and recognized as rent expense.

Balances with key management and other related parties are:

As at March 31, 2020, included in accounts payable are balances owing to a director and/or officer and/or companies controlled by officers of the Company in the amount of $6,983 (March 31, 2019 - $nil).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

10.  FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable and accrued liabilities, credit facility, debt facilities and other long-term liabilities. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature and current market rates for similar financial instruments.

The following table summarizes the carrying values of the Company’s financial instruments:

	March 31, 2020	December 31, 2019
	$	$
Assets:
Measured at amortized cost (i)	6,790,731	10,313,523

Liabilities:
Amortized cost (ii)	13,320,701	15,706,390

(i)    Cash, restricted cash and trade and other receivables

(ii)   Accounts payable and accrued liabilities, credit facility, debt facilities and other long-term liabilities

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Grande West Transportation Group Inc.
Notes to the Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2020 and March 31, 2019
(Unaudited, expressed in Canadian Dollars)

11.  REVENUE

The Company’s revenue is summarized as follows:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Bus sales	2,714,052	4,580,723
Other revenue:
Spare part sales	1,091,931	942,311
Operating lease revenue (a)	162,000	210,000

Total revenue	3,967,983	5,733,034

a)	During the year ended December 31, 2018, the Company entered into an operating lease agreement with a customer for 7 buses. Revenue of $162,000 (March 31, 2019 - $210,000) has been recognized in profit and loss during the three months ended March 31, 2020 related to this lease agreement.

12.  COMMITMENTS

The Company entered into a production agreement with its manufacturer in China whereby the parties have agreed to a specified production volume. Future minimum payments to the manufacturer as at March 31, 2020 are as follows:

$
Not later than one year	36,780,507
Later than one year and no later than five years	—
36,780,507

13.  SEGMENT INFORMATION

Allocation of revenue to geographic areas is as follows:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Canada
Bus sales	468,637	2,997,535
Spare part sales	1,029,510	912,646
Operating lease revenue	162,000	210,000
United States
Bus sales	2,245,415	1,583,188
Spare part sales	62,421	29,665
Total	3,967,983	5,733,034

During the three months ended March 31, 2020, the Company had bus sales of $2,245,415 and $468,637 to two customers representing 57% and 12% of total sales, respectively. During the three months ended March 31, 2019, the Company had bus sales of $2,605,865 and $1,583,188 to two customers representing 45% and 28% of total sales, respectively.

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